Scythian Biosciences Announces Positive Pre-Clinical Data on the Safety and Efficacy of Cannabis Derived Combination Therapy for Mild to Moderate Traumatic Brain Injury

Toronto, ON – June 13, 2018 – Scythian Biosciences Corp. (the “Company” or “Scythian”) (TSXV:SCYB) (Frankfurt:9SB) (OTC – Nasdaq Intl:SCCYF) and its partners at the University of Miami Miller School of Medicine are pleased to announce the results of a pre-clinical study evaluating the safety and efficacy of a cannabis derived combination therapy in the treatment of mild to moderate traumatic brain injury (TBI) in rodents.

The pilot study indicates an improvement in the cognitive functions of animals treated with a cannabinoid (CBD) derived combination therapy compared to being treated with a vehicle, CBD alone, and HU211 alone. Further, there were no adverse effects from either the combination therapy (CBD + HU211) or the individual components observed by scientists at the University of Miami Miller School of Medicine.

“We are encouraged by the initial findings of this study which provide persuasive and encouraging evidence that warrants the continuation of this research program,” said CEO Rob Reid. “We are just beginning to tap the potential healing power of medical cannabis and exploring its growing number of benefits.”

The researchers feel these results are a promising first step in their systematic evaluation of the use of CBD in the treatment of mild to moderate traumatic brain injury (TBI). These data points lay an important basic science foundation to examine the use of novel cannabinoid compounds on TBI related outcomes and provides the necessary groundwork to proceed with additional pilot studies designed to systematically explore whether this compound can mitigate the deleterious physical, cognitive and behavioral changes following mild to moderate TBI.

“These findings, which represent the initial results from our TBI study using this novel combination therapy merit further investigation in other pre-clinical models of brain injury including concussion. More work needs to be done, including evaluating the use of these compounds on other injury models and in preparing for a clinical trial of these compounds if their use is supported by the ongoing basic science research,” said Helen M. Bramlett, Ph.D. Professor, Director, Undergraduate Neuroscience Program, Department of Neurological Surgery and The Miami Project to Cure Paralysis.

“There needs to be more systematic research in this field in order to study the neuroprotective properties of CBD and to improve treatment for those sustaining mild to moderate TBI and concussion. We are excited by these results, although in the early stages, shows positive pre-clinical work which shows promise to hopefully lead us to future clinical trials,” said Gillian A. Hotz, Ph.D., University of Miami Miller School of Medicine Research Professor, Department of Neurological Surgery, Director, KiDZ Neuroscience Center at The Miami Project to Cure Paralysis and Director, Concussion Program University of Miami Sports Medicine Institute.

The University of Miami Miller School of Medicine team, led by study principal investigator Gillian Hotz, Bonnie Levin Ph.D., Professor, Director, Division of Neuropsychology, Department of Neurology, Helen M. Bramlett, Michael Hoffer, M.D., Director of the Vestibular and Balance Program in the Department of Otolaryngology and W. Dalton Dietrich, Ph.D., Scientific Director, The Miami Project to Cure Paralysis, Kinetic Concepts Distinguished Chair in Neurosurgery, Senior Associate Dean for Discovery Science, Professor, Neurological Surgery, Neurology, Cell Biology and Biomedical Engineering, has been working on a series of pre-clinical trials to study the effects of the drug on a model system. At the same time, the team has been examining critical metrics for a possible planned clinical trial in the future. The team represents a multi-disciplinary effort from University of Miami Miller School of Medicine across the Departments of Neurosurgery, Neurology, Otolaryngology, Sports Medicine Institute and The Miami Project to Cure Paralysis.

About Scythian Biosciences Corp.

Scythian is an international cannabis company with a focus on the world’s leading markets outside of Canada. Its fast tracked growth has come through a number strategic initiatives and partnerships in cultivation, distribution and branded products across Europe, United States, South America and the Caribbean. These significant endeavours complement the company’s R&D partnerships with some of the world’s leading universities. It is this comprehensive approach that is positioning Scythian as a future global frontrunner in the medical cannabis industry.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

CONTACT INFORMATION

Scythian Biosciences Corp.

Rob Reid, CEO

Phone: (212) 729-9208

Email: info@scythianbio.com

For media inquiries, please contact:

David Schull or Nic Johnson

Russo Partners

(858) 717-2310

david.schull@russopartnersllc.com

nic.johnson@russopartnersllc.com

Cautionary Statements

This press release contains certain forward-looking information and statements (“forward-looking information”) within the meaning of applicable Canadian securities legislation, that are not based on historical fact, including without limitation, statements containing the words “believes”, “anticipates”, “plans”, “intends”, “will”, “should”, “expects”, “continue”, “estimate”, “forecasts” and other similar expressions. Such forward-looking information includes information relating to the Company’s proposed acquisition of MMJ Colombia and ColCanna, the expected uses of the cannabis products to be supplied by Aphria for Colombia, ColCanna’s land development and production expansion plan and the expected frequency of cannabis harvests in Colombia.

Readers are cautioned to not place undue reliance on forward-looking information. Forward-looking information is subject to a number of risks and uncertainties that may cause actual results or events to differ materially from those contemplated in the forward-looking information, and even if such actual results or events are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Such risks and uncertainties include, among other things: that a regulatory approval that may be required for the Acquisition is not obtained or is obtained subject to conditions that are not anticipated; that a condition to the completion of the Acquisition may not be satisfied; that the businesses of MMJ Colombia and ColCanna are not integrated successfully; that Aphria is unable to supply ColCanna with cannabis products in sufficient quality or quantity in accordance with the terms of the Supply Agreement; construction delays and costs overruns; and potential future competition in the Colombian medical cannabis market.

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